P.E. 2/11/02

FORM 6-K

02014410

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 1 1 2002 WASH, D.C. 365 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February

PROCESSED
FEB 1 4 2002
THOMSON FINANCIAL

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 7 February 2002

By: /s/ Maria Singleterry
Authorised Signatory

LATTICE GROUP PLC
2001/2002 SECOND INTERIM RESULTS - TWELVE MONTHS ENDED 31 DECEMBER 2001

The Lattice Group was formed on 23 October 2000 through its demerger from BG Group. Comparative figures have been prepared on a merger accounting basis, as if the Group had been in existence throughout the whole of 2000.

In order to improve the transparency of Lattice's performance, we are changing our financial year-end from 31 December to 31 March and so will present our Report and Accounts, and Review and Summary Financial Statements at 31 March 2002. This will align Transco's reported results with its regulatory year-end.

The Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. The Directors consider that this change enhances the comparability of the financial information with that of other utilities. Under modified historical cost accounting, earnings excluding exceptional items for the twelve months would have been £464m (2000 £422m) of which £100m (2000 £nil) relates to NTS auctions (see table below); and net assets would have been £5,306m (2000 £5,597m).

Financial Reporting Standard (FRS) 19 'Deferred Tax' has been implemented during the twelve months ended 31 December 2001. This has increased profit for the twelve months by £15m (2000 £19m) and increased net liabilities by £655m (2000 £670m).

HISTORICAL COST EXCLUDING EXCEPTIONAL ITEMS Twelve months ended 31 December	Excluding additional NTS entry capacity auction turnover (i) 2001 £m	Additional NTS entry capacity auction turnover (i) 2001 £m	Including additional NTS entry capacity auction turnover (i) 2001 £m	2000 (as restated) (ii) £m
Turnover	3,150	143	3,293	3,087
Total operating profit excluding exceptional items (iii)	1,060	143	1,203	1,178
Profit before taxation and excluding exceptional items (iii)	680	143	823	734
Earnings excluding exceptional items (iii)	507	100	607	547
Earnings per ordinary share excluding exceptional items (iii)	14.6p	2.9p	17.5p	15.8p
Dividend per ordinary share:				
- paid			3.6p	3.5p
- proposed (includes 1.8p in 2001 to reflect the additional three months, following the change in year-end)			5.4p	3.5p
Cash inflow from operating activities excluding exceptional items	1,499	179	1,678	1,542
Cash (outflow)/inflow before financing and management of liquid resources excluding exceptional items (iv)			(141)	135

i) Transco's National Transmission System (NTS) entry capacity auctions in February 2001 resulted in bids which were significantly higher than the target auction prices. To comply with licence requirements, Transco agreed to implement price reductions with effect from 1 June 2001. The net impact was to increase turnover and operating profit in the twelve months ended 31 December 2001 by £143m. This will have been substantially returned to customers in the first three months of 2002 through price reductions, see note 1, page 17.

ii) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

iii) For further information on exceptional items, see note 4, page 22.

iv) This has been calculated by taking cash (outflow)/inflow before financing and management of liquid resources of £(190)m (2000 £99m) and adding back expenditure relating to exceptional items £(49)m (2000 £(36)m).

"Transco's regulatory settlement was the most important development last year. The Group's overriding strategic priority is to deliver Transco's new regulatory contract without impairing safety, reliability and service standards."

Sir John Parker, Chairman
Lattice Group plc

These results have been prepared on an historical cost basis, adopting FRS 19 'Deferred Tax'

Main Developments

- The most significant developments in the year were our acceptance of Ofgem's Final Proposals for Transco's price control for the five years beginning in April 2002 and the Health and Safety Executive's new policy for the replacement of iron mains within 30 metres of buildings over the next 30 years.

- We are implementing plans to reduce Transco's operating costs to the level allowed by Ofgem. At this stage it is anticipated that for the first year of the regulatory contract Transco's operating costs will be approximately £50m higher than Ofgem's target. We are planning to bring Transco's monthly operating costs into line with the corresponding regulatory target by March 2003. The necessary restructuring is expected to cost approximately £230m over the next two years and is expected to lead to a reduction in employee numbers of around 2,400 on a comparable base of 13,700.

- Total operating profit excluding exceptional items rose by £25m to £1,203m. This included an estimated £143m of Transco turnover, arising from the auctioning in February 2001 of entry capacity to the National Transmission System (NTS auction), in addition to that allowed by Ofgem. A price cut implemented in June 2001 should substantially return this to customers by March 2002. This turnover obscures the underlying performance of the Group and has generally been excluded from our review of these results. Excluding exceptional items and this £143m of additional turnover, total operating profit fell by £118m to £1,060m.

- Again excluding this additional turnover, Transco's operating profit excluding exceptional items fell by £75m to £1,049m, primarily reflecting higher replacement expenditure. Lower transportation prices and increased own-use gas and pension costs were offset by colder weather, higher volumes and the absence of the charge for Network Code liabilities that had reduced profits in 2000.

- The Group's telecoms activities had total operating losses excluding exceptional items of £75m, reflecting their early stage of development. 186k completed its core network on schedule and within budget. Customer contracts with a value of more than £40m have been signed. SST, now wholly owned by Lattice, generated total turnover of £26m and continued to build its portfolio of towers and other communications sites.

- Pre-tax profit, excluding exceptional items and additional NTS auction turnover, fell by £54m to £680m.

- Transco plc has successfully appealed to the Special Commissioners against assessments issued by the Inland Revenue for the years 1995 to 1998 inclusive. The appeals related to the tax treatment of replacement expenditure in these years. The Special Commissioners determined that the replacement expenditure was revenue in nature, and so tax deductible, as the Company contended. It is not yet known whether the Inland Revenue will appeal the decision to the High Court.

- Earnings per ordinary share, excluding exceptional items and additional NTS auction turnover, fell by 1.2p to 14.6p.

- Had the Company maintained its previous calendar accounting period, the Board would have expected to recommend a final dividend of 3.6p, making a total dividend payment of 7.2p per ordinary share for the year ended 31 December 2001. In light of the change of year-end, the Board has decided to declare a second interim dividend of 5.4p now, payable in June. It does not expect to recommend a final dividend in respect of the period to March 2002. The payment for the 15 month period to 31 March 2002 is therefore expected to be 9p per ordinary share. Dividends for the 2002/3 financial year are expected to be paid in March 2003 and September 2003.

CHAIRMAN'S STATEMENT

The information presented below is on an historical cost basis and relates to the 2000 and 2001 calendar years, unless otherwise stated.

Review of Group Performance

Chief Executive

Following Phil Nolan's departure at the end of last year, I have temporarily taken on the role of full-time Chief Executive, with the support of a strong team of Executive Directors. In appointing a new Chief Executive, the Board intends to take the time needed to make a well-informed and careful selection from the best of the internal and external candidates.

Group Results

The Group's total operating profit excluding exceptional items rose by £25m to £1,203m. This included £143m of additional turnover received by Transco from National Transmission System entry capacity auctions held in February 2001 (NTS auction). In accounting terms this is not an exceptional item, but the regulatory regime under which Transco operates requires that the additional turnover be passed back to customers. Price cuts were implemented in June 2001 and should substantially return the additional turnover by 31 March 2002. Excluding this turnover, which flows straight through to profit, gives a more meaningful picture of underlying performance in the business. On this basis, the Group's total operating profit excluding exceptional items fell by £118m to £1,060m.

Excluding this additional turnover, Transco's total operating profit excluding exceptional items fell by £75m to £1,049m. This fall in profit was primarily due to an £86m increase in replacement expenditure to meet targets set by the Health and Safety Executive (HSE). Transco also faced increased costs in a number of other areas, including paying higher prices for the gas used to operate the network and increased pension costs (see below). However, the continuing drive for efficiency contained the impact of these factors, and colder weather and higher domestic market volumes more than offset the reduction in turnover resulting from regulatory price cuts. An exceptional charge of £50m was incurred in 2001 in respect of an impairment of Transco's LNG storage assets, reflecting reduced income for LNG services allowed under its regulatory regime.

The Group's telecoms activities are still at an early stage of development and incurred total operating losses excluding exceptional items of £75m. Lattice's share of exceptional costs incurred by SST was £48m, relating to the write-off of SST's investment in Sofrer (£16m), and a write-down of goodwill (£32m), principally arising on acquisition of Aerial Sites plc.

Total operating profit excluding exceptional items from Lattice Enterprises and Other corporate activities rose by £42m to £32m and there was a pension credit of £48m (2000 £90m).

An actuarial valuation of the Lattice Group pension scheme at March 2001 was undertaken. Although the scheme remains in surplus (£507m), it is lower than before. The conclusions of the actuarial valuation resulted in a reduction in the SSAP 24 pension credit of £42m and an increase in the SSAP 24 pension charge to the businesses of £51m. The changes in the pension credit and pension cost have been retrospectively implemented from 1 April 2001. The Group has taken an important step to control future pension costs by closing its defined benefit scheme to new entrants from 1 April 2002, and initiating a defined contribution scheme.

Profit on disposals increased by £58m to £83m in 2001 and there was an exceptional gain on the sale of shares by the employee share plan of £50m in 2001.

Net interest fell by £64m to £380m, principally reflecting lower interest rates in 2001. To retain advantage of the lower interest rates, £2bn of floating debt was moved on to fixed rates for 2002, locking in an estimated £30m of benefits relative to Transco's cost of capital allowance.

Earnings increased by £105m to £642m. Earnings excluding exceptional items and the additional NTS auction turnover fell by £40m to £507m, giving earnings per share of 14.6p, compared with 15.8p in 2000.

Group cash flow from operating activities excluding exceptional items rose by £136m to £1,678m and net borrowings rose to £6,265m, compared with £6,002m at 31 December 2000. Within this, the Transco segment had net borrowings of £6,869m, up £27m from 31 December 2000. This gives Transco a debt to regulatory value ratio of 52% (2000 54%), based on its estimated regulatory value of £13.2bn.

The value of Lattice Group is substantially underpinned by Transco's £13.2bn regulatory value (net book value of fixed assets £7.5bn). Lattice Group shareholders' funds at 31 December 2001 were negative £723m (31 December 2000 negative £1,012m), having been reduced by £655m as a result of the implementation of FRS 19 (2000 £670m). This includes distributable reserves for Group companies of approximately £4,600m (2000 approximately £4,300m).

Dividend

The Board has decided to pay a second interim dividend of 5.4p per ordinary share. No final dividend for the period ending 31 March 2002 is expected to be proposed. This will give a total dividend for the 15 months of 9p per share, compared with 7p for the whole of 2000.

CHAIRMAN'S STATEMENT (Continued)

Review of Business Performance

Transco

Results (Including Connections and LNG)

	Twelve months ended 31 December 2001	2000
Operating profit, £m	**1,142**	1,083
- excluding exceptional items	**1,192**	1,124
- excluding exceptional items and additional NTS entry capacity turnover	**1,049**	1,124
Turnover, excluding additional NTS entry capacity turnover, £m:		
- at actual temperatures	**2,992**	2,975
- at SNT	**2,988**	3,010
Total throughput, TWh:		
- at actual temperatures	**1,120**	1,101
- at SNT	**1,123**	1,118
Operating costs, excluding replacement expenditure, depreciation and exceptional items, £m	**1,267**	1,270
Replacement expenditure, £m	**335**	249
Depreciation, £m	**341**	332
Capital expenditure, £m	**819**	658
Workforce at end of period:		
- employees (headcount)	**14,661**	14,263
- agency staff	**2,390**	2,184
	17,051	16,447

Total operating profit increased by £59m to £1,142m, including £143m of additional NTS auction turnover and a £50m exceptional operating charge relating to impairment of Transco's LNG storage assets. Excluding this turnover and exceptional operating charge, and the exceptional demerger charge incurred in 2000 (£41m), operating profit fell by £75m to £1,049m.

Turnover, excluding additional NTS auction turnover, increased by £17m to £2,992m. Gains from colder weather (£39m) and higher domestic market volumes (£19m) were offset by lower transportation prices implemented in May 2000 (£41m). Actual turnover was £4m higher than it would have been at seasonal normal temperatures (SNT – see Note below).

The actual volume of gas transported was 1,120TWh, 2% higher than in 2000. Total volume at SNT would have been 1,123TWh, 0.4% higher than in 2000. Increases at SNT occurred in the domestic market sector (8TWh), which generates the highest marginal revenue, and in the large user sector (5TWh), partly offset by reductions in the business sector (8TWh).

Operating costs, other than replacement expenditure, depreciation and exceptional items, were £3m lower than 2000. However, excluding the £50m one-off charge for potential liabilities arising under the Network Code and other shipper issues incurred in 2000, they were £47m higher than 2000. This was primarily due to increases in the price of gas used in operating the system (£31m), and SSAP 24 pension costs following the actuarial valuation (£37m), partly offset by other cost reductions (£21m).

Replacement expenditure rose by £86m to £335m, due to the accelerated programme to replace certain ductile iron mains that commenced in the middle of 2000. 1,089km of ductile iron main were decommissioned in 2001. The programme was 10% ahead of the cumulative target for the end of 2001 set by the HSE.

Capital expenditure of £819m was £161m higher than in 2000, principally due to increased investment in the high-pressure transmission system.

The number of employees (headcount basis) at the end of December 2001 was 14,661, up 398 in the year. This was primarily due to recruitment of operational staff to ensure compliance with working time regulations and to redress the balance of the age-profile of the workforce. Agency staff levels rose by 206 to 2,390.

Note: Transco has revised the way it estimates SNT to take account of the recent warming experienced in the UK. Transco now uses a 35 year trend, rather than a 10 year average, of temperatures. Estimates of throughput and turnover for 2000 at SNT have been recalculated to the new basis.

Regulatory and Public Policy Developments

- The most important development of the last year was the Lattice Board's acceptance of Ofgem's Final Proposals for Transco's five year price control beginning in April 2002. The settlement leaves Transco's regulatory value intact at some £13.2bn and establishes once and for all the basis for its future valuation. Transco has been given a real pre-tax return of 6.25% for the transportation business and 7% capped for the metering business.

  In addition, Ofgem gave a number of assurances in relation to possible cost increases arising from the Government's Energy Policy Review, the Health and Safety Commission's Fundamental Review of Gas Safety, lane rental charging, the tax treatment of Transco's replacement expenditure and the next actuarial review of the Lattice Group pension scheme.

  Formal acceptance of the Final Proposals remains subject to agreement between Transco and Ofgem on the detailed amendments to the Gas Transporter's Licence necessary to bring the proposals into effect.

CHAIRMAN'S STATEMENT (Continued)

Review of Business Performance (Continued)

Regulatory and Public Policy Developments (Continued)

- The HSE completed its policy review for the replacement of iron mains within 30 metres of buildings. It has been agreed that Transco will replace these iron mains with polyethylene pipe over the coming 30 years, subject to a review within the first five years. This will result in around 91,000km of iron mains being replaced.

Operational and Organisational Developments

- Transco has begun an extensive restructuring programme designed to reduce Transco's operating costs to the level allowed by Ofgem. It has already implemented the necessary organisational changes, creating nine network management businesses, one for national transmission and eight distribution networks. Some activities, such as the national emergency service, shipper services and support services, will be operated on a national basis to maximise economies of scale.

  Senior management appointments to this new structure were made at the end of January, reducing such positions by approximately 35%.

  This plan also includes efficiencies being realised through the better utilisation of technology, procurement savings and improved productivity. New technology will enable the consolidation and streamlining of business processes, reducing the need for back-office clerical processing. It will also be used to improve productivity through better planning of work undertaken by our engineers. We are in the process of modifying certain mains replacement work contracts to take advantage of the opportunity offered by the 30 year programme to increase productivity and reduce costs.

  At this stage, it is anticipated that for the first year of the regulatory contract Transco's operating costs will be approximately £50m higher than Ofgem's target. However, by March 2003 Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target. The restructuring is expected to cost approximately £230m over the next two years and is expected to reduce employee numbers by around 2,400 on the comparable base of 13,700 (excluding Connections and LNG). We expect that around three-quarters of the job losses will come from management and administrative staff grades. Transco will be consulting with employee representatives.

- Transco maintained its performance on its key standards of service and, in particular, continued to exceed the targets for emergency services agreed with Ofgem. Over 95% of all calls received at Transco Call Centres were answered within 30 seconds, against the target of 90%, and 98% of reported uncontrolled gas escapes were attended within the hour, against the target of 97%.

- Employee safety improved in 2001, with a 25% year-on-year reduction in lost time injuries.

Telecoms

Results

	Twelve months ended 31 December	
	2001	**2000**
	£m	**£m**
Operating losses excluding exceptional items	**(53)**	**(22)**
Share of losses in joint venture excluding exceptional items	**(22)**	**(4)**
Total operating losses excluding exceptional items	**(75)**	**(26)**
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**(48)**	**(22)**
Share of exceptional losses in joint venture	**(48)**	**-**
186k capital expenditure	**301**	**32**
186k total cash outflow excluding financing and management of liquid resources	**282**	**28**

Total operating losses excluding exceptional items from Lattice's telecoms activities were £75m (2000 £26m loss). Of this loss, £49m was in respect of 186k, reflecting start-up costs and the early stage of development of the business. It also includes the Group's share of operating losses in SST while it was a joint venture (£22m). The remainder (£4m) also relates to SST, and was incurred during the last two months of the year, during which it was wholly owned by Lattice (see below).

EBITDA was negative £48m (2000 negative £22m), negative £2m of which relates to SST while it has been wholly owned by Lattice.

SST also incurred exceptional losses while it was a joint venture, Lattice's share of which was £48m. This related to a write-down of SST's investment in Sofrer (£16m) and goodwill, principally arising on the acquisition of Aerial Sites plc (£32m).

For the year as a whole, SST's total revenue was £26m.

Business Developments

- Despite the challenges of both the wettest winter on record and the foot and mouth crisis, 186k completed its state-of-the-art fibre optic core network by the end of the year. This was completed in line with schedule and within budget, with £301m being spent in the year. This brings total expenditure on the network to date to £333m, out of total planned expenditure of £430m (excluding investment in Urband, the JV with Thames Water). Having completed its core network, 186k's prime focus is growing its revenue stream and the organisation is being restructured accordingly. This will result in a reduction in the workforce of more than 20%, about 65 jobs.

CHAIRMAN'S STATEMENT (Continued)

Review of Business Performance (Continued)

Business Developments (Continued)

- 186k successfully signed a number of contracts with customers, worth over £40m. The most important was with Hutchison 3G. The full business launch took place in November and an active sales and marketing campaign is underway to promote the new network along with current and future products and services.
- Having looked closely at the business, we have not impaired the carrying value of 186k's assets. At this stage the business is still very much in start-up mode and many of its products have yet to be launched. However, we will keep its valuation under close scrutiny.
- After buying out our joint venture partner for £7m, SST is now a wholly-owned subsidiary with a portfolio of nearly 1,000 revenue generating sites and 1,000 other sites that can be marketed to operators. This change in ownership took effect from 1 November.
- In response to market conditions, SST reduced the workforce of its core business by over a hundred, about 25%, during 2001. Recently there has been recruitment in SST's services business in response to increased demand for microwave and rigging services.

Other activities

Results

Operating profit from Lattice Enterprises rose by £22m to £23m, reflecting increased profits from Advantica and TLG Group. Operating profit excluding exceptional items from Other corporate activities increased by £20m to £9m, reflecting a provision booked in 2000 for employer liabilities and uninsured losses.

Disposal proceeds from property sales were £99m, compared to £98m in 2000. Profits on disposal of property were £76m, compared to £68m in 2000. Expenditure for statutory decontamination was £39m (2000 £24m) and a further £10m was spent against the restructuring provision (2000 £12m).

Business Developments

As a result of its new price control formula, Transco has reduced its technology support work programme contracted to Advantica. Consequently, Advantica has announced proposals to reduce its workforce by up to 120 jobs. This will entail redundancy costs of around £15m.

Outlook

The recent regulatory settlement with Ofgem leaves Transco's regulatory value intact at some £13.2bn, and establishes once and for all the basis for Transco's future valuation. With Transco expecting to invest over £4bn over the next 5 years, its regulatory value is forecast to increase to some £15bn, after depreciation and inflation.

The Group's overriding strategic priority is to deliver Transco's new regulatory contract without impairing safety, reliability and service standards, thereby securing a fair return on Transco's increasing regulatory value. We have well-defined plans to achieve this, and good progress is already being made. Restructuring costs of around £230m are expected over the next two years.

By the end of the first year, March 2003, Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target – and to drive for further reductions thereafter. For the first year as a whole, we now expect Transco's operating expenditure to be some £50m higher than Ofgem's target.

As well as Transco achieving the required operating efficiencies through restructuring and other improvements, we recognise the importance of securing value through an efficient capital structure. Next year, when we are confident that Transco can continue at least to meet its regulatory targets, we will consider restructuring the Group's balance sheet so as to increase capital efficiency. In doing so, we will be prudent, carefully managing the trade-off between gearing and credit-rating.

In the Group's telecoms sector our immediate priorities are dictated by the realities of a tough market as we await the take-off of broadband and 3G demand. Operating and capital expenditure will be kept on a very tight rein, with any incremental investment confined to the direct generation of new sources of revenue. Currently, we expect SST to become EBITDA positive during the course of 2002/3. This year 186k plans to secure contracts worth around £75m and it is expected to be EBITDA positive in 2004/5.

Our leading expertise in the management of gas infrastructure is likely to provide important new opportunities to increase shareholder value, but this is not currently our main priority. Instead, we will nurture the best options through our active management of the Lattice Enterprises portfolio. Any substantial investment opportunities later on will be pursued only if there is a clear-cut case for materially increasing shareholder value.

As a minimum, we will maintain the dividend in real terms.

Sir John Parker, Chairman
7 February 2002

					Six months ended 31 December		
CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT	Notes	**Excluding exceptional items £m**	**Exceptional items £m**	**2001 £m**	Excluding exceptional items (as restated) (i) £m	Exceptional items (as restated) (i) £m	2000 (as restated) (i) £m
Turnover (excluding share of JV) (ii)							
– continuing operations		1,481	-	1,481	1,427	-	1,427
– acquisitions	2	15	-	15	-	-	-
	3	**1,496**	-	**1,496**	1,427	-	1,427
Operating costs excluding exceptional items							
– continuing operations		**(1,073)**	-	**(1,073)**	(980)	-	(980)
– acquisitions		**(18)**	-	**(18)**	-	-	-
Exceptional operating items							
– continuing operations	4	-	**(50)**	**(50)**	-	(43)	(43)
Group operating profit/(loss) (ii)							
– continuing operations		408	(50)	358	447	(43)	404
– acquisitions	2	(3)	-	(3)	-	-	-
		405	**(50)**	**355**	447	(43)	404
Share of operating losses in JV excluding exceptional operating items		**(10)**	-	**(10)**	(4)	-	(4)
Share of exceptional operating items in JV	4	-	**(32)**	**(32)**	-	-	-
Total operating profit/(loss) (ii)							
– continuing operations		398	(82)	316	443	(43)	400
– acquisitions	2	(3)	-	(3)	-	-	-
Total operating profit (ii)	3	**395**	**(82)**	**313**	443	(43)	400
Profit on disposal of fixed assets		-	**55**	**55**	-	32	32
Profit on ordinary activities	3	**395**	**(27)**	**368**	443	(11)	432
Net interest	5	**(188)**	-	**(188)**	(219)	-	(219)
Profit on ordinary activities before taxation (ii)		**207**	**(27)**	**180**	224	(11)	213
Tax on profit on ordinary activities		**(60)**	-	**(60)**	(56)	8	(48)
Profit on ordinary activities after taxation		**147**	**(27)**	**120**	168	(3)	165
Loss on ordinary activities attributable to minority interests		**2**	-	**2**	-	-	-
Profit for the financial period		**149**	**(27)**	**122**	168	(3)	165
Profit for the financial period excluding entry capacity turnover		**156**	**(27)**	**129**	168	(3)	165
Earnings per ordinary share (iii)	7	**4.3p**	**(0.8)p**	**3.5p**	4.8p	-	4.8p
Earnings per ordinary share excluding entry capacity turnover (iii)	7	**4.5p**	**(0.8)p**	**3.7p**	4.8p	-	4.8p
Dividend per ordinary share							
– paid				**-**			-
– proposed (including 1.8p in 2001 to reflect additional three months following year-end change)				**5.4p**			3.5p

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.
ii) The impact of NTS entry capacity turnover and subsequent price reductions (see note 1, page 17) is to reduce turnover and operating profit for the six months ended 31 December 2001 by £5m.
iii) Earnings per ordinary share on a diluted basis are calculated in note 7, pages 24-25.

CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT	Notes	Excluding exceptional items £m	Exceptional items £m	2001 £m	Twelve months ended 31 December Excluding exceptional items (as restated) (i) £m	Exceptional items (as restated) (i) £m	2000 (as restated) (i) £m
Turnover (excluding share of JV) (ii)							
– continuing operations		3,278	-	3,278	3,087	-	3,087
– acquisitions	2	15	-	15	-	-	-
	3	3,293	-	3,293	3,087	-	3,087
Operating costs excluding exceptional items							
– continuing operations		(2,050)	-	(2,050)	(1,905)	-	(1,905)
– acquisitions		(18)	-	(18)	-	-	-
Exceptional operating items							
– continuing operations	4	-	(50)	(50)	-	(43)	(43)
Group operating profit/(loss) (ii)							
– continuing operations		1,228	(50)	1,178	1,182	(43)	1,139
– acquisitions	2	(3)	-	(3)	-	-	-
		1,225	(50)	1,175	1,182	(43)	1,139
Share of operating losses in JV excluding exceptional operating items		(22)	-	(22)	(4)	-	(4)
Share of exceptional operating items in JV	4	-	(48)	(48)	-	-	-
Total operating profit/(loss) (ii)							
– continuing operations		1,206	(98)	1,108	1,178	(43)	1,135
– acquisitions	2	(3)	-	(3)	-	-	-
Total operating profit (ii)	3	1,203	(98)	1,105	1,178	(43)	1,135
Profit on disposal of fixed assets		-	83	83	-	25	25
Gain on sale of shares by employee share plan		-	50	50	-	-	-
Profit on ordinary activities	3	1,203	35	1,238	1,178	(18)	1,160
Net interest	5	(380)	-	(380)	(444)	-	(444)
Profit on ordinary activities before taxation (ii)		823	35	858	734	(18)	716
Tax on profit on ordinary activities	6	(218)	-	(218)	(187)	8	(179)
Profit on ordinary activities after taxation		605	35	640	547	(10)	537
Loss on ordinary activities attributable to minority interests		2	-	2	-	-	-
Profit for the financial period		607	35	642	547	(10)	537
Profit for the financial period excluding entry capacity turnover		507	35	542	547	(10)	537
Earnings per ordinary share (iii)	7	17.5p	1.0p	18.5p	15.8p	(0.3)p	15.5p
Earnings per ordinary share excluding entry capacity turnover (iii)	7	14.6p	1.0p	15.6p	15.8p	(0.3)p	15.5p
Dividend per ordinary share (iv)							
– paid				3.6p			3.5p
– proposed (including 1.8p in 2001 to reflect additonal three months following year-end change)				5.4p			3.5p

i) *The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.*

ii) Turnover and operating profit include £143m in respect of additional NTS entry capacity turnover received by Transco. This will be substantially returned by reduced prices in the period to 31 March 2002 (see note 1, page 17).

iii) Earnings per ordinary share on a diluted basis are calculated in note 7, pages 24-25.

iv) The 2000 dividend per ordinary share includes 3.5p in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

CONSOLIDATED STATEMENT OF TOTAL HISTORICAL COST RECOGNISED GAINS AND LOSSES	Six months ended 31 December 2001 £m	Six months ended 31 December 2000 (as restated) (i) £m	Twelve months ended 31 December 2001 £m	Twelve months ended 31 December 2000 (as restated) (i) £m
Profit for the financial period	**122**	165	**642**	537
Reduction in revaluation reserve on reclassification of investment properties	**(50)**	-	**(50)**	-
Unrealised gain on transfer of assets to a joint venture	**5**	14	**16**	14
Taxation	**-**	-	**(4)**	-
Total recognised gains and losses for the financial period	**77**	179	**604**	551
Prior year adjustment (i)	**-**	-	**(7,279)**	-
Total recognised gains and losses	**77**	179	**(6,675)**	551

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost profit for the six months would have been £18m (2000 £94m) and for the twelve months £447m (2000 £402m). FRS 19 has increased profit for the six months by £3m (2000 £9m) and for the twelve months by £15m (2000 £19m).

The change from the modified historical cost accounting convention has reduced net assets by £6,031m (2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £655m (2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,686m (2000 £7,279m). For further information, see note 1, page 17.

NOTE OF HISTORICAL COST PROFITS AND LOSSES	Six months ended 31 December 2001 £m	Six months ended 31 December 2000 (as restated) (i) £m	Twelve months ended 31 December 2001 £m	Twelve months ended 31 December 2000 (as restated) (i) £m
Reported profit on ordinary activities before taxation	**180**	213	**858**	716
Realisation of investment property revaluation gains of previous years	**-**	7	**-**	7
Historical cost profit on ordinary activities before taxation	**180**	220	**858**	723
Historical cost profit for the year retained after taxation, minority interest and dividends	**(67)**	49	**327**	298

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

SUMMARY CONSOLIDATED HISTORICAL COST BALANCE SHEET	Notes	As at 31 December 2001 £m	2000 (as restated) (i) £m
Fixed assets			
Intangible assets:			
Goodwill and other		30	-
Negative goodwill		(37)	-
		(7)	-
Tangible assets		8,193	7,448
Investments in joint ventures		6	62
Other investments		10	10
		8,202	7,520
Current assets			
Stocks		79	41
Debtors: amounts falling due within one year		633	638
Debtors: amounts falling due after more than one year		6	10
Investments		278	223
Cash at bank and in hand		22	7
		1,018	919
Creditors: *amounts falling due within one year*		(2,353)	(2,398)
Net current liabilities		(1,335)	(1,479)
Total assets less current liabilities		6,867	6,041
Creditors: amounts falling due after more than one year		(6,311)	(5,735)
Provisions for liabilities and charges		(1,281)	(1,318)
	3	(725)	(1,012)
Capital and Reserves			
Called up equity share capital		353	353
Other reserves		(5,719)	(5,731)
Revaluation reserve		-	50
Profit and loss account		4,646	4,322
Joint ventures and associated undertakings		(3)	(6)
Lattice Group shareholders' funds		(723)	(1,012)
Minority interests		(2)	-
Total shareholders' funds (ii)		(725)	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) The net liabilities reflect the move to the historical cost accounting convention and the introduction of FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost net assets would have been £5,306m (2000 £5,597m). FRS 19 *reduces net assets by £655m (2000 £670m).*

MOVEMENT IN CONSOLIDATED HISTORICAL COST LATTICE GROUP SHAREHOLDERS' FUNDS	Six months ended 31 December 2001 £m	Six months ended 31 December 2000 (as restated) (i) £m	Twelve months ended 31 December 2001 £m	Twelve months ended 31 December 2000 (as restated) (i) £m
Profit for the financial period	**122**	165	**642**	537
Dividends (ii)	**(189)**	(123)	**(315)**	(246)
Other recognised gains and losses for the financial period	**(45)**	14	**(38)**	14
Contribution to sharesave trust (iii)	**-**	45	**-**	45
Funding movements with BG Group	**-**	36	**-**	26
Net movement in Lattice Group shareholders' funds for the financial period	**(112)**	137	**289**	376
Lattice Group shareholders' funds as at the beginning of the period (originally £6,267m before the prior year adjustment of £(7,279)m)	**(611)**	(1,149)	**(1,012)**	(1,388)
Lattice Group shareholders' funds as at 31 December (iv)	**(723)**	(1,012)	**(723)**	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) The 2000 dividend includes £123m in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

iii) Represents contribution by BG Group plc to the Transco plc sharesave trust as part of the demerger arrangements.

iv) The negative Lattice Group shareholders' funds reflect the move to historical cost accounting and the introduction of FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost Lattice Group shareholders' funds would have been £5,308m (2000 £5,597m). FRS 19 reduced shareholders' funds by £655m (2000 £670m).

CONSOLIDATED CASH FLOW STATEMENT	Six months ended 31 December 2001 £m	2000 (as restated) (i) £m
Historical cost Group operating profit	355	404
Exceptional operating items (note 4, page 22)	50	-
Historical cost depreciation	192	198
Amortisation	3	-
Provisions for liabilities and charges	47	(44)
Increase in working capital	(127)	(130)
Net cash inflow from operating activities excluding exceptional items	520	428
Expenditure relating to exceptional items	(30)	(27)
Net cash inflow from operating activities (ii) (iii)	**490**	401
Net cash outflow from returns on investments and servicing of finance	**(196)**	(210)
Net cash outflow from taxation	**(120)**	(157)
Payments to acquire tangible fixed assets	(687)	(465)
Receipts from disposal of tangible fixed assets	101	96
Net investment in finance leases	1	-
Purchase of fixed asset investments	(1)	(5)
Proceeds from disposal of fixed asset investments	1	(2)
Net cash outflow from capital expenditure and financial investment	**(585)**	(376)
Purchases of subsidiary undertakings	(8)	(5)
Cash balances acquired with subsidiary undertakings	10	-
Net cash inflow/(outflow) from acquisitions and disposals	**2**	(5)
Equity dividends paid (iv)	(126)	(123)
Net cash outflow before financing and the management of liquid resources	**(535)**	(470)
Net cash inflow from the management of liquid resources	**36**	27
Net cash outflow before financing activities	**(499)**	(443)
Funding movements with BG Group (v)	-	363
Net increase in borrowings	510	118
Repayment of finance leases	(5)	(5)
	505	476
Net increase in cash in the period	**6**	33

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 17.

ii) Net cash flows from operating activities attributable to subsidiary undertakings acquired in 2001 (see note 2, page 17) amounted to £(1)m.

iii) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £5m.

iv) Equity dividends paid in 2000 represent a dividend paid to BG Group plc in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

v) Represents movement in intercompany balances with BG Group companies.

CONSOLIDATED CASH FLOW STATEMENT	Twelve months ended 31 December 2001 £m	2000 (as restated) (i) £m
Historical cost Group operating profit	1,175	1,139
Exceptional operating items (note 4, page 22)	50	-
Historical cost depreciation	387	379
Amortisation	3	-
Provisions for liabilities and charges	19	(85)
Decrease in working capital	44	109
Net cash inflow from operating activities excluding exceptional items	1,678	1,542
Expenditure relating to exceptional items	(49)	(36)
Net cash inflow from operating activities (ii) (iii)	1,629	1,506
Net cash outflow from returns on investments and servicing of finance	(357)	(444)
Net cash outflow from taxation	(202)	(202)
Payments to acquire tangible fixed assets	(1,230)	(753)
Receipts from disposal of tangible fixed assets	158	120
Net investment in finance leases	3	5
Proceeds from sale of shares by employee share plan	78	-
Purchase of fixed asset investments	-	(5)
Proceeds from disposal of fixed asset investments	2	-
Net cash outflow from capital expenditure and financial investment	(989)	(633)
Purchases of subsidiary undertakings	(27)	(5)
Cash balances acquired with subsidiary undertakings	11	-
Purchase of associated undertakings	(6)	-
Net cash outflow from acquisitions and disposals	(22)	(5)
Equity dividends paid (iv)	(249)	(123)
Net cash (outflow)/inflow before financing and the management of liquid resources	(190)	99
Net cash (outflow)/inflow from the management of liquid resources	(60)	198
Net cash (outflow)/inflow before financing activities	(250)	297
Funding movements with BG Group (v)	-	505
Net increase/(decrease) in borrowings	283	(793)
Repayment of finance leases	(10)	(9)
Net cash inflow/(outflow) from financing activities	273	(297)
Net increase in cash in the period	23	-
Opening cash balance	(1)	(1)
Closing cash balance (vi)	22	(1)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 17.

ii) Net cash flows from operating activities attributable to subsidiary undertakings acquired in 2001 (see note 2, page 17) amounted to £(1)m.

iii) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £179m.

iv) Equity dividends paid in 2000 represent a dividend paid to BG Group plc in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

v) Represents movement in intercompany balances with BG Group companies.

vi) Closing cash represents cash at bank and in hand of £22m (2000 £7m) offset by bank overdrafts of £nil (2000 £8m).

RECONCILIATION OF NET BORROWINGS	Twelve months ended 31 December 2001 £m	2000 £m
Net borrowings as at 1 January	**(6,002)**	(6,570)
Net increase in cash in the period	**23**	-
Cash outflow/(inflow) from the management of liquid resources	**60**	(198)
Decrease in short-term borrowings	**501**	981
Increase in long-term borrowings	**(784)**	(188)
Net (increase)/decrease in borrowings	**(283)**	793
Repayment of finance leases	**10**	9
Acquisition of subsidiary undertakings	**(56)**	-
Debt issue expenses	**(2)**	(1)
Other adjustments	**-**	(1)
Accretion of interest	**(15)**	(34)
Net borrowings as at 31 December (i)	**(6,265)**	(6,002)

i) Net borrowings comprise:

	As at 31 December 2001 £m	2000 £m
Cash at bank and in hand	**22**	7
Current asset investments	**278**	223
Short-term borrowings	**(1,185)**	(1,371)
Long-term borrowings	**(5,380)**	(4,861)
Net borrowings	**(6,265)**	(6,002)

Group analysis of net borrowings	As at 31 December 2001 £m	*2000* £m
Transco plc (ring-fenced)	**(5,469)**	(5,331)
Transco Holdings plc	**(1,400)**	(1,511)
Total Transco	**(6,869)**	(6,842)
Telecoms	**41**	2
Lattice Enterprises	**3**	(9)
Other corporate activities and group items	**560**	847
Net borrowings	**(6,265)**	(6,002)

Liquidity and capital resources

As at 31 December 2001, the Group historical cost gearing ratio (net borrowings as a percentage of debt plus equity) was 113%.

If Transco's transportation fixed assets were stated at regulatory value, the net assets of the Transco segment (which includes Transco Holdings plc) would be £5,384m and its gearing ratio would be 56%.

Capital expenditure in 2001 amounted to £1,305m.

The Group's financing facilities attach specifically to either Transco plc or Lattice Group Holdings Ltd.

Transco plc

Transco had unused uncommitted multi-currency borrowing facilities of £1.267bn as at 31 December 2001. It also had undrawn committed facilities of US$0.902bn 364 day and US$0.903bn long-term.

Transco has a US$1.25bn Euro Commercial Paper Programme of which US$0.9bn was unutilised and a US$2.5bn US Dollar Commercial Paper Programme of which US$1.8bn was unutilised. A US$0.5bn Extendible Commercial Note Programme also exists which was unutilised. There is also a Euro Medium Term Note Programme of EUR6.0bn of which EUR0.8bn was unissued at 31 December 2001.

Lattice Group Holdings Ltd

Lattice Group Holdings Ltd had unused uncommitted borrowing facilities of £20m at 31 December 2001. In addition, it had a 364 day undrawn committed facility of £320m.

Independent review report to Lattice Group plc for the twelve months ended 31 December 2001

Introduction

We have been instructed by the Company to review the interim financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twelve months ended 31 December 2001.

PricewaterhouseCoopers
Chartered Accountants
London

7 February 2002

Notes

1. Basis of preparation

The financial information contained in this report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. This report contains the results and balance sheet for the six months and the twelve months ended 31 December 2001.

The unaudited results for the six months and the twelve months ended 31 December 2001 for Lattice Group plc have been prepared under historical cost principles as modified by the revaluation of any investment properties.

Lattice Group plc was formed on 23 October 2000, when BG Group demerged certain businesses. Comparative figures have been prepared on a merger accounting basis, as if the Group had been in existence throughout the whole of 2000.

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting principles of the Group and decided that the Group should change its accounting convention from modified historical cost to historical cost. Prior year comparative information has been restated accordingly. Under modified historical cost accounting the assets are held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original costs. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of similar utilities. If the accounts had been prepared on a modified historical cost basis the profit for the twelve months would have been £447m (2000 £402m) and the modified historical cost net assets would have been £5,306m (2000 £5,597m).

FRS 19 'Deferred Tax' has been implemented during the twelve months ended 31 December 2001. The 2000 figures have been restated accordingly. The implementation of FRS 19 has increased the profit for the twelve months by £15m (2000 £19m) and increased net liabilities by £655m (2000 £670m).

FRS 17 'Retirement Benefits' has not been adopted. Implementation is required during the year to 31 March 2004.

Transco's National Transmission System (NTS) entry capacity auctions in February 2001 resulted in bids which were significantly higher than the target auction prices. However, Transco is required by its licence to set prices so as not to over-recover formula revenue within a formula year. Therefore, following consultation with Ofgem and the shipper community, Transco agreed to implement price reductions from 1 June 2001 which will substantially offset this additional entry capacity turnover by 31 March 2002. In accordance with standard accounting principles, Lattice does not make provision for future price reductions where revenues exceed the regulated maximum allowable amount. Consequently, an additional £143m of turnover has been generated in the twelve months ended 31 December 2001. Turnover for the six months ended 31 December 2001 has been reduced by £5m.

2. Acquisitions

On 17 May 2001, Lattice acquired the entire share capital of Stoner Associates Inc for a consideration of £18m, resulting in goodwill of £12m.

On 31 October 2001, Lattice increased its shareholding in SpectraSite Transco Communications Limited (SST) from 50% to 100%. The remaining 50% was acquired for a consideration of £7m, resulting in negative goodwill of £37m.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in the Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m.

The Group's profit for the twelve months ended 31 December 2001 includes £1m and £(4)m attributable to Stoner and SST respectively.

Notes (Continued)

3. Segmental analysis

The Telecoms business and businesses comprising Lattice Enterprises, reported as part of Other activities in the 2000 Annual Report and Accounts, are now reported as separate segments. Lattice Enterprises comprises Advantica Technologies, TLG Group, Lattice Property and Lattice Energy Services.

FOR THE SIX MONTHS ENDED 31 DECEMBER	Turnover 2001 £m	Turnover 2000 (as restated) (i) £m	Historical cost profit/(loss) on ordinary activities 2001 £m	Historical cost profit/(loss) on ordinary activities 2000 (as restated) (i) £m
Transco	**1,401**	1,379	**378**	398
Telecoms	**11**	-	**(75)**	(20)
Lattice Enterprises	**130**	109	**59**	51
Other corporate activities	**7**	(2)	**4**	(17)
Pension credit	**-**	-	**8**	43
Less: intra-group items	**(53)**	(59)	**(6)**	(23)
	1,496	1,427	**368**	432

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 17.

FOR THE SIX MONTHS ENDED 31 DECEMBER	Total operating profit: Excluding additional capacity auction turnover and exceptional items 2001 £m	Additional capacity auction turnover (i) 2001 £m	Exceptional items (ii) 2001 £m	Total operating profit 2001 £m	Excluding exceptional items (as restated) (iii) 2000 £m	Exceptional items (ii) 2000 £m	Total operating profit (as restated) (iii) 2000 £m
Historical cost:							
- Transco	**418**	**(5)**	**(50)**	**363**	445	(41)	404
- Telecoms	**(43)**	**-**	**(32)**	**(75)**	(20)	-	(20)
- Lattice Enterprises	**9**	**-**	**-**	**9**	(3)	-	(3)
- Other corporate activities	**4**	**-**	**-**	**4**	(22)	(2)	(24)
- Pension credit	**8**	**-**	**-**	**8**	43	-	43
- Intra-group items	**4**	**-**	**-**	**4**	-	-	-
	400	**(5)**	**(82)**	**313**	443	(43)	400

i) Transco's additional NTS entry capacity auction turnover is being substantially offset by reduced prices in the period to 31 March 2002 (see note 1, page 17).

ii) See note 4, page 22.

iii) *The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further* information see note 1, page 17.

Notes (Continued)

3. Segmental analysis (Continued)

FOR THE SIX MONTHS ENDED 31 DECEMBER	Earnings before interest, tax, depreciation and amortisation (i) 2001 £m	2000 £m
Transco	**581**	610
Telecoms	**(28)**	(16)
Lattice Enterprises	**31**	22
Other corporate activities	**4**	(14)
Pension credit	**8**	43
Intra-group items	**4**	-
	600	645

i) Excludes exceptional items and share of operating losses in JV.

The share of turnover in the JV for the six months ended 31 December 2001 was £5m (2000 £5m).

Notes (Continued)

3. Segmental analysis (Continued)

FOR THE TWELVE MONTHS ENDED 31 DECEMBER	Turnover 2001 £m	Turnover 2000 (as restated) (i) £m	Historical cost profit/(loss) on ordinary activities 2001 £m	Historical cost profit/(loss) on ordinary activities 2000 (as restated) (i) £m
Transco	**3,135**	2,975	**1,168**	1,068
Telecoms	**11**	-	**(123)**	(26)
Lattice Enterprises	**239**	203	**101**	63
Other corporate activities (ii)	**11**	8	**59**	(12)
Pension credit	**-**	-	**48**	90
Less: intra-group items	**(103)**	(99)	**(15)**	(23)
	3,293	3,087	**1,238**	1,160

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 17.

ii) Profit on ordinary activities in 2001 includes an exceptional gain on sale of shares by an employee share plan of £50m.

Total operating profit

FOR THE TWELVE MONTHS ENDED 31 DECEMBER	Excluding additional capacity auction turnover and exceptional items 2001 £m	Additional capacity auction turnover (i) 2001 £m	Exceptional items (ii) 2001 £m	Total operating profit 2001 £m	Excluding exceptional items (as restated) (iii) 2000 £m	Exceptional items (ii) 2000 £m	Total operating profit (as restated) (iii) 2000 £m
Historical cost							
– Transco	**1,049**	**143**	**(50)**	**1,142**	1,124	(41)	1,083
– Telecoms	**(75)**	**-**	**(48)**	**(123)**	(26)	-	(26)
– Lattice Enterprises	**23**	**-**	**-**	**23**	1	-	1
– Other corporate activities	**9**	**-**	**-**	**9**	(11)	(2)	(13)
– Pension credit	**48**	**-**	**-**	**48**	90	-	90
– Intra-group items	**6**	**-**	**-**	**6**	-	-	-
	1,060	**143**	**(98)**	**1,105**	1,178	(43)	1,135

i) Transco's additional NTS entry capacity auction turnover is being substantially offset by reduced prices in the period to 31 March 2002.

ii) See note 4, page 22.

iii) The 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 17.

Notes (Continued)

3. Segmental analysis (Continued)

	Earnings before interest, tax, depreciation and amortisation (i)	
FOR THE TWELVE MONTHS ENDED 31 DECEMBER	**2001 £m**	2000 £m
Transco	**1,533**	1,456
Telecoms	**(48)**	(22)
Lattice Enterprises	**66**	40
Other corporate activities	**10**	(3)
Pension credit	**48**	90
Intra-group items	**6**	-
	1,615	1,561

i) Excludes exceptional items and share of operating losses in JV.

The share of turnover in the JV for the twelve months ended 31 December 2001 was £11m (2000 £5m).

Notes (Continued)

3. Segmental analysis (Continued)

Segmental net assets figures below include intercompany balances between segments.

AS AT 31 DECEMBER	Net assets 2001 £m	2000 (as restated) (i) £m
Transco	**6,404**	6,021
Net borrowings, net interest, tax and dividends	**(7,633)**	(7,595)
	(1,229)	(1,574)
Telecoms	**224**	360
Net borrowings, net interest, tax and dividends	**37**	(5)
	261	355
Lattice Enterprises	**346**	313
Net borrowings, net interest, tax and dividends	**(22)**	(37)
	324	276
Other corporate activities	**(237)**	(600)
Net borrowings, net interest, tax and dividends	**455**	819
	218	219
Pension credit	**(299)**	(288)
Net liabilities	**(725)**	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

4. Exceptional items

Exceptional operating items
In the second half of 2001, an impairment review of the carrying value of Transco's LNG storage assets resulted in a £50m (2000 £nil) exceptional charge to operating profit.

The exceptional operating charge of £43m in 2000 is in respect of demerger costs.

Share of exceptional operating items in JV
Exceptional operating charges for the twelve months ended 31 December 2001 of £48m (2000 £nil) represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (£16m) in the first half of 2001 and the write-down of goodwill arising on acquisition of businesses by SST (£32m).

Gain on sale of shares by an employee share plan
In the first half of 2001, the Group made a £50m gain (2000 £nil) from the sale of shares by an employee share plan.

Other
Profit on the disposal of fixed assets was £55m (2000 £32m) for the six months ended 31 December and £83m (2000 £25m) for the twelve months ended 31 December.

Notes (Continued)

5. Net interest

	Six months ended 31 December		Twelve months ended 31 December	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
Net interest payable on net debt	**(180)**	(207)	**(355)**	(417)
Interest payable on transportation prepayment	**(8)**	(4)	**(20)**	(11)
Finance lease income	**-**	1	**-**	2
	(188)	(210)	**(375)**	(426)
Add: unwinding of discount on environmental cost provision	**(8)**	(10)	**(17)**	(19)
Less: capitalised interest	**9**	-	**13**	-
Net interest payable:				
Group	**(187)**	(220)	**(379)**	(445)
Joint venture	**(1)**	1	**(1)**	1
Total net interest	**(188)**	(219)	**(380)**	(444)

6. Taxation

The Group taxation charge for the twelve months ended 31 December 2001 was £218m (2000 £179m). The effective tax rate for the twelve months ended 2001 was 24.1% (2000 24.6%) based on historical cost profit excluding exceptional operating charges and the gain on sale of shares by an employee share plan.

As a result of the implementation of FRS 19 'Deferred Tax', during the twelve months ended 31 December 2001, the tax charge has been reduced by £15m (2000 £19m).

Notes (Continued)

7. Earnings per ordinary share

The reconciliation of basic and adjusted earnings per ordinary share for the Group is given in the table below. Adjusted earnings per ordinary share figures have been calculated in order to reflect the underlying performance of Lattice Group.

FOR THE SIX MONTHS ENDED 31 DECEMBER	**2001** £m	**2001** Pence per ordinary share	2000 (as restated) (i) £m	2000 (as restated) (i) Pence per ordinary share
Earnings – basic	**122**	**3.5**	165	4.8
Profit on disposal of fixed assets	**(55)**	**(1.6)**	(32)	(1.0)
Other exceptional items (see note 4, page 22)	**82**	**2.4**	43	1.2
Tax impact of profit on disposal of fixed assets and other exceptional items	**-**	**-**	(8)	(0.2)
Earnings excluding exceptional items	**149**	**4.3**	168	4.8
NTS entry capacity turnover impact (ii)	**5**	**0.1**	-	-
Tax impact of entry capacity turnover	**2**	**0.1**	-	-
Earnings excluding exceptional items and NTS entry capacity turnover impact	**156**	**4.5**	168	4.8

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) See basis of preparation (note 1, page 17).

FOR THE TWELVE MONTHS ENDED 31 DECEMBER	**2001** £m	**2001** Pence per ordinary share	2000 (as restated) (i) £m	2000 (as restated) (i) Pence per ordinary share
Earnings – basic	**642**	**18.5**	537	15.5
Profit on disposal of fixed assets	**(83)**	**(2.4)**	(25)	(0.7)
Other exceptional items (see note 4, page 22)	**48**	**1.4**	43	1.2
Tax impact of profit on disposal of fixed assets and other exceptional items	**-**	**-**	(8)	(0.2)
Earnings excluding exceptional items	**607**	**17.5**	547	15.8
Additional NTS entry capacity auction turnover (ii)	**(143)**	**(4.1)**	-	-
Tax impact of additional NTS entry capacity auction turnover	**43**	**1.2**	-	-
Earnings excluding exceptional items and additional NTS entry capacity auction turnover	**507**	**14.6**	547	15.8

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) See basis of preparation (note 1, page 17).

Notes (Continued)

7. Earnings per ordinary share (continued)

DILUTED EARNINGS PER SHARE FOR THE SIX MONTHS ENDED 31 DECEMBER	2001 £m	2001 Pence per ordinary share	2000 (as restated) (i) £m	2000 (as restated) (i) Pence per ordinary share
Earnings – basic	**122**	**3.5**	165	4.7
Profit on disposal of fixed assets	**(55)**	**(1.6)**	(32)	(0.9)
Other exceptional items (see note 4, page 22)	**82**	**2.3**	43	1.2
Tax impact of profit on disposal of fixed assets and other exceptional items	**-**	**-**	(8)	(0.2)
Earnings excluding exceptional items	**149**	**4.2**	168	4.8
Additional NTS entry capacity auction turnover (ii)	**5**	**0.1**	-	-
Tax impact of additional NTS entry capacity auction turnover	**2**	**0.1**	-	-
Earnings excluding exceptional items and additional NTS entry capacity auction turnover	**156**	**4.4**	168	4.8

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) See basis of preparation (note 1, page 17).

FOR THE TWELVE MONTHS ENDED 31 DECEMBER	2001 £m	2001 Pence per ordinary share	2000 (as restated) (i) £m	2000 (as restated) (i) Pence per ordinary share
Earnings – basic	**642**	**18.3**	537	15.4
Profit on disposal of fixed assets	**(83)**	**(2.4)**	(25)	(0.7)
Other exceptional items (see note 4, page 22)	**48**	**1.4**	43	1.2
Tax impact of profit on disposal of fixed assets and other exceptional items	**-**	**-**	(8)	(0.2)
Earnings excluding exceptional items	**607**	**17.3**	547	15.7
Additional NTS entry capacity auction turnover (ii)	**(143)**	**(4.1)**	-	-
Tax impact of additional NTS entry capacity auction turnover	**43**	**1.2**	-	-
Earnings excluding exceptional items and additional NTS entry capacity auction turnover	**507**	**14.4**	547	15.7

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

ii) See basis of preparation (note 1, page 17).

Enquiries

Enquiries relating to Lattice's results, business and financial position should be made to:

Investor Relations Department
Lattice Group plc
130 Jermyn Street
London
SW1Y 4UR

Telephone: 020 7389 3219

General enquiries about shareholder matters should be made to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Telephone: 0870 241 3937

Financial Calendar 2002

Announcement of final results for 2001/2002	14 May 2002
Ex–dividend date for 2001 second interim dividend	15 May 2002
Record date for 2001 second interim dividend	17 May 2002
Payment of 2001 second interim dividend	14 June 2002
Annual General Meeting	15 July 2002

Dividend Reinvestment Plan (DRIP) Mandate Forms must be received by the Registrar by 17 May 2002 to apply to the second interim dividend.

Shareholders who have elected to have their Lattice Group dividends paid directly into their bank or building society account will now receive their tax voucher in respect of the December 2001 dividend payment with the 2001/2002 Report and Accounts or Review and Summary Financial Statements in May/June this year. This will still be in good time for such shareholders to complete their tax returns, where applicable, before the deadlines set by the Inland Revenue.

Supplementary information

Supplementary information regarding the split of these Lattice Group plc results is given on pages 27 to 29 inclusive.

Certain forward looking statements

This interim results announcement includes 'forward looking information' within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. Certain statements in this interim results announcement, including without limitation, those concerning (i) Transco's strategies, outlook and future growth; (ii) regulation, including the impact of regulatory developments in connection with Transco's next price control and the policy of the Health and Safety Executive on iron mains replacement; (iii) the future capacity of the National Transmission System; (iv) Transco's positioning to deliver its plans, including the unbundling of certain of its businesses to elsewhere in the Lattice Group; (v) expectations regarding prices; (vi) Transco's liquidity and capital resources and expenditure; and (vii) quantitative and qualitative disclosures about market risk, including the UK Government's review of energy policy, contain certain forward looking statements concerning our operations, economic performance and financial condition. Although we believe that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions; (ii) success of business and operating initiatives; (iii) changes in the regulatory environment and other government actions; (iv) fluctuations in exchange rates and (v) business risk management.

Analysis of Lattice Group Consolidated Historical Cost Profit and Loss Account

The information presented below represents the split of the consolidated profit and loss account between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

TWELVE MONTHS ENDED 31 DECEMBER 2001	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Turnover - excluding share of JV					
– continuing operations	3,135	6	229	(92)	3,278
– acquisitions	-	5	10	-	15
	3,135	11	239	(92)	3,293
Operating costs excluding exceptional items					
– continuing operations	(1,943)	(55)	(207)	155	(2,050)
– acquisitions	-	(9)	(9)	-	(18)
Exceptional operating items					
– continuing operations	(50)	-	-	-	(50)
Group operating profit/(loss)					
– continuing operations	1,142	(49)	22	63	1,178
– acquisitions	-	(4)	1	-	(3)
	1,142	(53)	23	63	1,175
Share of operating losses in JV excluding exceptional items	-	(22)	-	-	(22)
Share of exceptional items in JV	-	(48)	-	-	(48)
Total operating profit/(loss)					
– continuing operations	1,142	(119)	22	63	1,108
– acquisitions	-	(4)	1	-	(3)
	1,142	(123)	23	63	1,105
Profit/(loss) on disposal of fixed assets	26	-	78	(21)	83
Gain on sale of shares by employee share plan	-	-	-	50	50
Profit/(loss) on ordinary activities	1,168	(123)	101	92	1,238
Net interest (payable)/receivable	(408)	13	(7)	22	(380)
Profit/(loss) on ordinary activities before taxation	760	(110)	94	114	858
Tax on profit/(loss) on ordinary activities	(201)	13	(11)	(19)	(218)
Profit/(loss) on ordinary activities after taxation	559	(97)	83	95	640
Loss on ordinary activities attributable to minority interests	-	-	2	-	2
Profit/(loss) for the financial period	559	(97)	85	95	642
Earnings/(loss) excluding exceptional items	583	(49)	7	66	607
Earnings/(loss) excluding exceptional items and additional NTS entry capacity auction turnover	483	(49)	7	66	507

Analysis of Lattice Group Consolidated Historical Cost Net Assets

The information presented below represents the split of the consolidated net assets between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

AS AT 31 DECEMBER 2001	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Fixed assets					
Intangible assets	-	(25)	18	-	(7)
Tangible assets	7,544	380	282	(13)	8,193
Investments in joint ventures	-	6	-	-	6
Other investments	1	4	5	-	10
	7,545	365	305	(13)	8,202
Current assets					
Stocks	49	18	12	-	79
Debtors: amounts falling due within one year	509	170	419	(465)	633
Debtors: amounts falling due after more than one year	-	-	63	(57)	6
Investments	34	41	1	202	278
Cash at bank and in hand	9	9	3	1	22
	601	238	498	(319)	1,018
Creditors: amounts falling due within one year	(2,244)	(321)	(240)	452	(2,353)
Net current (liabilities)/assets	(1,643)	(83)	258	133	(1,335)
Total assets less current liabilities	5,902	282	563	120	6,867
Creditors: amounts falling due after more than one year	(6,351)	(14)	(2)	56	(6,311)
Provisions for liabilities and charges	(780)	(7)	(237)	(257)	(1,281)
Net (liabilities)/assets	(1,229)	261	324	(81)	(725)
Net borrowings	(6,869)	41	3	560	(6,265)

Lattice Enterprises net assets principally comprise Advantica £45m, TLG Group £120m, Lattice Property £166m and Lattice Energy Services £(4)m.

**TWELVE MONTHS ENDED
31 DECEMBER 2001**

RECONCILIATION OF NET ASSETS	£m	£m	£m	£m	£m
Opening net (liabilities)/assets (as restated) (i)	(1,574)	355	276	(69)	(1,012)
Profit/(loss) for the financial period	559	(97)	85	95	642
Dividends	(214)	-	-	(101)	(315)
Other recognised gains and losses	-	(2)	(50)	14	(38)
Shares issued	-	5	15	(20)	-
Minority interest	-	-	(2)	-	(2)
Closing net (liabilities)/assets	(1,229)	261	324	(81)	(725)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 17.

Analysis of Lattice Group Consolidated Cash Flow Statement

The information presented below represents the split of the consolidated cash flow statement between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

TWELVE MONTHS ENDED 31 DECEMBER 2001	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Historical cost Group operating profit/(loss)	1,142	(53)	23	63	1,175
Exceptional operating item	50	-	-	-	50
Historical cost depreciation	341	4	41	1	387
Amortisation	-	1	2	-	3
Provisions for liabilities and charges	-	-	1	18	19
Decrease/(increase) in working capital	37	13	11	(17)	44
Net cash inflow/(outflow) from operating activities before exceptional items	1,570	(35)	78	65	1,678
Expenditure relating to exceptional items	(8)	-	(41)	-	(49)
Net cash inflow/(outflow) from operating activities	1,562	(35)	37	65	1,629
Net cash (outflow)/inflow from returns on investments and servicing of finance	(386)	(2)	5	26	(357)
Net cash (outflow)/inflow from taxation	(191)	6	(13)	(4)	(202)
Payments to acquire tangible fixed assets	(782)	(260)	(137)	(51)	(1,230)
Receipts from disposal of tangible fixed assets	31	-	148	(21)	158
Net investment in finance leases	-	-	(26)	29	3
Proceeds from sale of shares by employee share plan	-	-	-	78	78
Proceeds from disposal of fixed asset investment	-	-	2	-	2
Net cash (outflow)/inflow from capital expenditure and financial investment	(751)	(260)	(13)	35	(989)
Purchases of subsidiary undertakings	-	(7)	(20)	-	(27)
Cash balances acquired within subsidiary undertakings	-	10	1	-	11
Purchase of associated undertakings	-	(6)	-	-	(6)
Net cash outflow from acquisitions and disposals	-	(3)	(19)	-	(22)
Equity dividends paid	(160)	-	-	(89)	(249)
Net cash inflow/(outflow) before financing and the management of liquid resources	74	(294)	(3)	33	(190)
Net cash inflow/(outflow) from the management of liquid resources	20	17	-	(97)	(60)
Net cash inflow/(outflow) before financing activities	94	(277)	(3)	(64)	(250)
Net cash (outflow)/inflow from financing activities	(78)	284	5	62	273
Net increase/(decrease) in cash in the period	16	7	2	(2)	23